Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned
Brooge Petroleum and Gas Investment Company FZE	United Arab Emirates	100%
BPGIC International	Cayman Islands	100%
Brooge Petroleum and Gas Investment Company Phase III FZE	United Arab Emirates	100%
Brooge Petroleum and Gas Management Company Ltd	United Arab Emirates	100%
BPGIC Phase 3 Limited (Jebel Ali Free Zone Authority - Dubai)	United Arab Emirates	100%